EXHIBIT 99.9

Call-Net’s financial statements and interim management discussion and analysis for the three months ending March 31, 2003

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CALL-NET ENTERPRISES INC.

MARCH 31, 2003

CALL-NET ENTERPRISES INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

[millions of Canadian dollars]

	March 31, 2003	Dec. 31, 2002

ASSETS
Cash and cash equivalents	80.5	34.1
Short-term investments	45.8	90.9
Accounts receivable [note 2]	88.3	89.3
Other current assets	4.4	4.4

Total current assets	219.0	218.7

Capital assets [note 3]	569.8	600.0
Other assets [note 4]	93.5	101.1

Total assets	882.3	919.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities [note 5]	147.6	159.4
Long-term liabilities [note 6]	478.0	511.8
Commitments and contingencies [notes 6 and 8]
Shareholders’ equity
Capital stock [note 7]
Common Shares, unlimited authorized	51.4	50.3
Class B Non-Voting Shares, unlimited authorized	254.9	256.0
Preferred Shares, unlimited authorized	—	—
Deficit	(49.6)	(57.7)

Total shareholders’ equity	256.7	248.6

Total liabilities and shareholders’ equity	882.3	919.8

See accompanying notes

CALL-NET ENTERPRISES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

[millions of Canadian dollars, except per share amounts]

			Pre-recapitalization

	Three Months	Three Months	Three Months
	Ended	Ended	Ended
	March 31, 2003	Dec. 31, 2002	March 31, 2002

Revenue	202.2	202.4	201.8
Carrier charges	106.2	103.4	116.8

Gross profit	96.0	99.0	85.0
Operating costs	71.1	68.4	73.1

Earnings before interest, taxes, depreciation and amortization	24.9	30.6	11.9
Depreciation and amortization	(40.1)	(41.1)	(41.8)
Interest on long-term debt	(12.1)	(12.8)	(60.3)
Interest and other income (expense)	(0.4)	(1.6)	(0.8)
Foreign exchange gain (loss)	36.2	2.2	(1.8)

Income (loss) before taxes	8.5	(22.7)	(92.8)
Income tax benefit (expense)	(0.4)	(1.7)	1.0

Net income (loss) for the period	8.1	(24.4)	(91.8)
Deficit, beginning of period	(57.7)	(33.3)	(2,759.4)

Deficit, end of period	(49.6)	(57.7)	(2,851.2)

Basic earnings (loss) per share [note 9]	0.34	(1.02)	(20.26)
Fully diluted earnings (loss) per share [note 9]	0.34	(1.02)	(20.26)

See accompanying notes

CALL-NET ENTERPRISES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[millions of Canadian dollars]

			Pre-recapitalization

	Three Months	Three Months	Three Months
	Ended	Ended	Ended
	March 31, 2003	Dec. 31, 2002	March 31, 2002

OPERATING ACTIVITIES
Net income (loss) for the period	8.1	(24.4)	(91.8)
Add (deduct) operating items not requiring cash:
Depreciation and amortization	40.1	41.1	41.8
Interest and other (income) expense	0.6	2.0	(0.2)
Foreign exchange (gain) loss on long-term debt	(33.0)	(1.8)	1.8
Gain on disposal of rights	—	(4.9)	—
Interest on long-term debt	—	—	35.7
Future income taxes	—	—	(2.4)

Cash provided by (used in) operations before changes in non-cash working capital	15.8	12.0	(15.1)
Net change in non-cash working capital balances related to operations	(8.4)	4.3	(8.3)

Cash provided by (used in) operating activities	7.4	16.3	(23.4)

INVESTING ACTIVITIES
(Increase) decrease in short-term investments	45.1	24.8	217.2
Acquisition of capital assets	(8.3)	(9.4)	(16.0)
Net proceeds on disposal of capital assets [note 3]	2.9	—	—
Acquisition of Time iCR Inc.	—	(1.0)	—
Increase in deferred costs	—	—	(2.6)

Cash provided by investing activities	39.7	14.4	198.6

FINANCING ACTIVITIES
Increase (decrease) in right of way liability	(0.7)	0.6	(0.1)

Cash provided by (used in) financing activities	(0.7)	0.6	(0.1)

Net increase in cash and cash equivalents during the period	46.4	31.3	175.1
Cash and cash equivalents, beginning of period	34.1	2.8	15.5

Cash and cash equivalents, end of period	80.5	34.1	190.6

See accompanying notes

22.	BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Call-Net Enterprises Inc. and its subsidiary companies [collectively “the Company”]. These interim consolidated financial statements are prepared using accounting principles and methods of applications that are in conformity with Canadian generally accepted accounting principles [Canadian GAAP], and are the same as those used in preparing the most recent annual statements. These interim consolidated financial statements should be read in conjunction with the most recently prepared annual financial statements.

Comparative Figures

Comparative interim consolidated financial statements for periods prior to April 1, 2002 have been presented pursuant to regulatory requirements. In reviewing the comparative interim consolidated financial statements, readers are reminded that they do not reflect the effects of the financial reorganization or the application of fresh start accounting described below.

Financial Reorganization

On April 10, 2002, the Company completed a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act to surrender all of the Company’s $2.6 billion in principal amount of Senior Notes and Senior Discount Notes in exchange for U.S. $377.0 of new 10.625% Senior Secured Notes due 2008, U.S. $81.9 in cash, and 80% of the equity in the recapitalized company.

The Plan of Arrangement contemplated a series of steps leading to an overall capital reorganization of the Company. These included, among other things:

(g)	the amendment of the Company’s authorized share capital to create three new classes of shares: Common Shares, Class B Non-Voting Shares and Preferred Shares, and the issuance of these Common Shares and Class B Non-Voting Shares in exchange for the Pre-recapitalization Shares;

(h)	the creation and issuance of the Senior Secured Notes and the issuance of the Common Shares and the Class B Non-Voting Shares in exchange for the Pre-recapitalization Notes;

(i)	the cancellation of all Pre-recapitalization Notes, Shares, Options, Entitlements and the termination of the Pre-recapitalization Stock Option Plan;

(j)	the consolidation of the Common Shares on a one for 20 basis and the consolidation of the Class B Non-Voting Shares on a one for 20 basis;

(k)	the adoption of the new Incentive Stock Option Plan [Option Plan], Shareholders’ Rights Plan [Rights Plan] and Restricted Stock Unit Plan [RSUP];

(l)	the reduction and determination of the Company’s stated capital in accordance with the Plan of Arrangement.

Fresh Start Accounting

Pursuant to the Plan of Arrangement, there was a substantial realignment of the equity and non-equity interests of the Company on April 10, 2002. For accounting purposes, the Company has used an effective date of April 1, 2002. The Company’s consolidated balance sheet as at April 1, 2002 was prepared on a fresh start basis after giving effect to the Plan of Arrangement in accordance with The Canadian Institute of Chartered Accountants’ [CICA] Section 1625, ‘Comprehensive Revaluation of Assets and Liabilities’. Under fresh start accounting, the Company’s assets and liabilities were recorded at management’s best estimate of their fair market values and the deficit was eliminated by a reduction of capital stock. The book values of assets and liabilities at April 1, 2002 approximated their fair values, with the exception of capital assets and future tax liabilities. Independent third party analysis was used by management to arrive at the fair value of capital assets. Future tax liabilities were valued based on the temporary differences and tax losses that are available to the Company.

The completion of the Company’s capital reorganization and comprehensive revaluation of assets and liabilities under fresh start accounting had the following effects:

	April 1, 2002			Writedowns and		April 1, 2002
	Balance prior to	Re-capitalization		fresh start		Balance after
	re-capitalization	adjustments		adjustments		adjustments

ASSETS
Cash and cash equivalents	190.6	(111.8	)(1)(2)(3)	—		78.8
Short-term investments	103.2	—		—		103.2
Accounts receivable	110.6	—		—		110.6
Other current assets	58.4	(2.0	)(3)	—		56.4
Capital assets	736.2	—		(89.7	)(4)	646.5
Other assets	166.1	(45.9	)(5)	(0.1)		120.1

Total assets	1,365.1	(159.7)		(89.8)		1,115.6

LIABILITIES
Accounts payable and accrued liabilities	182.9	(13.1	)(6)	—		169.8
Future income tax liability	34.4	—		(34.4)		—
Long-term liabilities	2,662.9	(2,023.4	)(1)	—		639.5
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock	—	1,342.6	(1)(2)(3)	(1,036.3)		306.3
Pre-recapitalization capital stock	1,336.1	(1,336.1	)(1)	—		—
Deficit	(2,851.2)	1,870.3	(7)	980.9		—

Total liabilities and shareholders’ equity (deficiency)	1,365.1	(159.7)		(89.8)		1,115.6

(1)	Under the Plan of Arrangement, the Noteholders received a combination of:

d.	U.S.$72.7 of cash on the effective date of the transaction in addition to U.S.$9.2 paid in February 2002,

e.	shares equal to approximately 80% of the equity of the recapitalized Company and,

f.	U.S.$377.0 Senior Secured Notes due 2008,

determined in each case on a pro rata basis, with respect to each Noteholder, by the ratio equal to the dollar value of the accreted principal plus interest as of December 31, 2001 of the Pre-recapitalization Notes owned by such Noteholder divided by the total Pre-recapitalization Note value.

(2)	Immediately after the Plan of Arrangement, Sprint Communications Company L.P. [Sprint] invested $25.0 in exchange for 5% of the post-recapitalization equity of the Company. Sprint also received $4.9 for the royalty payment relating to the three months ended March 31, 2002.

(3)	Costs directly incurred to effect the recapitalization that were paid in advance of the effective date of the transaction totaling $2.0 were transferred to capital stock. In addition, the opening cash and cash equivalents balance was adjusted for $16.5 of transaction costs to be paid on the completion of the transaction.

(4)	Prior to the application of fresh start accounting, the Company performed an assessment for impairment of the carrying values of its long-lived assets. Based on this assessment, assets available for sale of $78.6 were written down to nil. The value of capital assets was further reduced by $11.1 as part of the implementation of fresh start accounting.

(5)	The write-off of the unamortized balance of deferred financing costs, trademarks, as well as technology and product rights associated with the prior agreement with Sprint.

(6)	Under the Plan of Arrangement, the accrued interest on all Pre-recapitalization Notes was eliminated and interest on the Senior Secured Notes due 2008 was accrued for the period from January 1, 2002 to March 31, 2002.

(7)	The Company used unrecorded tax loss carryforward balances of approximately $1,533 against the gain on retirement of the long-term debt.

23.	ACCOUNTS RECEIVABLE

	March 31, 2003	December 31, 2002

Trade receivables	102.3	98.9
Other	1.8	4.1
Allowance for doubtful accounts	(15.8)	(13.7)

	88.3	89.3

24. CAPITAL ASSETS

	March 31, 2003			December 31, 2002

		Accumulated			Accumulated
		Depreciation	Net		Depreciation
		and	Book		and	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Multiplex and telephone switch equipment	454.0	75.1	378.9	452.3	56.5	395.8
Fibre optic cable	108.8	7.4	101.4	108.8	5.5	103.3
Computer equipment and software	115.9	56.9	59.0	115.1	46.8	68.3
Buildings	14.1	0.1	14.0	14.6	0.3	14.3
Leasehold improvements	10.9	2.9	8.0	10.8	1.6	9.2
Furniture and fixtures	10.4	2.5	7.9	10.4	1.9	8.5
Land	0.6	—	0.6	0.6	—	0.6

	714.7	144.9	569.8	712.6	112.6	600.0

Included in capital assets are assets under construction and not yet depreciating of $12.0 (2002 — $19.9).

Included in fibre optic cable assets are right-to-use fibres under IRU agreements with original terms extending to 20 years and net book value totaling $5.7 (2002 — $5.8).

During the three months ended March 31, 2003, the Company disposed of a customer call centre and capital assets having a book value of $0.6 and related expenses of $0.3 for proceeds of $0.9 of which $0.6 was received in the period and $0.3 is included in accounts receivable. Net gain/loss was $nil.

During the three months ended March 31, 2003, the Company received proceeds of $2.3 relating to certain intangible rights sold under a licensing agreement in 2002. This amount was included in accounts receivable at December 31, 2002.

25.	OTHER ASSETS

	March 31, 2003			December 31, 2002

		Accumulated			Accumulated
	Cost	Amortization	Net Book Value	Cost	Amortization	Net Book Value

Customer relationships	104.4	24.4	80.0	104.4	18.3	86.1
Prepaid right of way	7.8	—	7.8	8.6	—	8.6
Deferred costs	5.3	—	5.3	6.0	—	6.0
Investment in Cybersurf Corp.	0.4	—	0.4	0.4	—	0.4

	117.9	24.4	93.5	119.4	18.3	101.1

26.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2003	December 31, 2002

Accrued liabilities and trade payables	45.8	61.1
Carrier payables	62.8	68.7
Commodity, capital and income tax liabilities	17.5	16.4
Payroll related liabilities	4.9	7.4
Accrued interest	11.7	—
Other	4.9	5.8

	147.6	159.4

27.	LONG-TERM LIABILITIES

	Interest Rate	March 31, 2003	December 31, 2002

(a) Senior Secured Notes due 2008	10.625%	440.1	473.1

Long-term debt		440.1	473.1
(b) Right of way liability	10.0%	37.9	38.7

Total long-term liabilities		478.0	511.8

(c)	Senior Secured Notes due 2008

The Company’s outstanding U.S.$299.5 Senior Secured Notes mature on December 31, 2008. The Senior Secured Notes were issued in 2002 at approximately par value and are collateralized by substantially all of the assets of the Company.

The Senior Secured Notes bear interest at 10.625% per annum from December 31, 2001, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 30 and December 31 in each year, commencing June 30, 2002. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The Senior Secured Notes are senior secured obligations of the Company and will rank pari passu in right of payment to any future senior unsecured debt and senior to the Company’s future subordinated secured debt. The Senior Secured Notes are governed by trust indentures which contain certain covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, consummate certain sales of assets, make certain investments, engage in sale-leaseback transactions, pay dividends or repurchase the Company’s capital stock.

On or after January 1, 2006, the Senior Secured Notes will be redeemable, at the Company’s option, in whole or in part, at any time or from time to time at the following redemption prices, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on January 1, 2006 at 105.313%, January 1, 2007 at 102.657% and January 1, 2008 and thereafter at 100.000% of the principal amount.

In the event of a change of control, the Company is required to offer to purchase all outstanding notes at a purchase price of 101% of their principal amount plus accrued and unpaid interest to the date of purchase.

(b)	Right of way liability

The right of way liability represents the net present value of payments to be made under right of way agreements with terms ranging from 1 to 20 years. The associated assets for the right of ways are recorded in capital assets.

The future payments for the next five years and thereafter are as follows:

2004	4.8
2005	4.8
2006	4.8
2007	4.8
2008	4.7
Thereafter	49.2

Total future minimum payments	73.1
Less imputed interest at 10%	(34.0)

39.1
Less current portion	(1.2)

37.9

28.	CAPITAL STOCK

Shares
Number of Shares	Common	Class B	Preferred

Balance, December 31, 2002	4,051,227	19,788,411	1
Issued pursuant to restricted stock units	66,500	—	—
Converted during the three months ended March 31, 2003, net	87,549	(87,549)	—

Balance, March 31, 2003	4,205,276	19,700,862	1

Dollars	Common	Class B	Preferred

Balance, December 31, 2002	50.3	256.0	—
Issued pursuant to restricted stock units	—	—	—
Converted during the three months ended March 31, 2003, net	1.1	(1.1)	—

Balance, March 31, 2003	51.4	254.9	—

Stock Options

Under the Option Plan, the Company currently has reserved a total maximum of 2,261,000 Common and Class B Non-Voting Shares. Options granted under the Option Plan will be non-assignable and will expire no more than 10 years from their date of grant or as determined by the Board of Directors. The number of Common Shares and Class B Non-Voting Shares reserved for issuance in the aggregate to any one eligible person pursuant to the Option Plan shall not exceed 5% of the aggregate outstanding Common Shares and Class B Non-Voting Shares. All shares reserved for issuance under the Option Plan are granted under the terms and conditions of the Plan of Arrangement. The Option Plan permits the granting or repricing of options at a price no less than the closing price of the applicable shares on the Toronto Stock Exchange on the business day preceding the date on which the option is granted, or re-priced, as the case may be. Vesting of the options, which occurs in three yearly installments of 33.3% each, is also dependent on the stock price reaching certain performance levels.

The following is a continuity of stock options outstanding for which Common Shares have been reserved:

Common Shares

	March 31, 2003

		Weighted– Average
		Exercise Price
	Number Outstanding	Per Share

Balance, December 31, 2002	926,250	8.25
Granted during the three months ended March, 31, 2003	395,900	1.80
Cancelled during the three months ended March, 31, 2003	(3,600)	8.50

Balance, March 31, 2003	1,318,550	6.31

Exercisable, March 31, 2003	—	—

The following table summarizes information about the Common Shares stock options outstanding at March 31, 2003:

Common Shares

	Options Outstanding			Options Exercisable

		Weighted – Average
		Remaining	Weighted – Average		Weighted - Average
Range of Exercise	Number Outstanding	Contractual	Exercise Price	Number Exercisable	Exercise Price
Prices	at March 31, 2003	Life in Years	Per Share	at March 31, 2003	Per Share	Expiry Dates

$0.65 to $0.80	29,950	6.4	$0.66	—	—	2009
$1.80	395,900	6.9	$1.80	—	—	2010
$8.50	892,700	6.0	$8.50	—	—	2009

During the three months ended March 31, 2003, there were no stock options granted for which Class B Non-Voting Shares have been reserved. As at March 31, 2003, there were no Class B Non-Voting Shares stock options outstanding. For stock options granted to employees, had the Company determined compensation costs based on their fair values at grant dates of the stock options consistent with the method prescribed by CICA Handbook Section 3870, the Company’s income/(loss) would have been reported as the pro forma amounts below:

			Pre-recapitalization

	Three Months	Three Months	Three Months
	Ended	Ended	Ended
	March 31, 2003	Dec. 31, 2002	March 31, 2002

Income (loss)	8.1	(24.4)	(91.8)
Pro forma income (loss)	7.7	(24.4)	(91.8)
Pro forma basic and diluted income (loss) per share	0.32	(1.04)	(20.26)

The weighted average fair value for options granted during the three-month period ended March 31, 2003 is $1.20 [2002 — nil]. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

			Pre-recapitalization

	Three Months	Three Months	Three Months
	Ended	Ended	Ended
	March 31, 2003	Dec. 31, 2002	March 31, 2002

Risk free interest rate	3.50%	3.26%	—
Expected dividend yield	0%	0%	—
Expected volatility, Common Shares	107.9%	90.7%	—
Expected time until exercise, in years	3.0	3.0	—

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Shareholders’ Rights Plan

The Rights Plan was adopted to ensure that if a person or group is seeking to acquire beneficial ownership of 15% or more of the Common Shares, or 20% of the aggregate Shares of the Company, the shareholders and the Board of Directors are given sufficient time to evaluate the transaction, negotiate with the proposed acquirer, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered. The term of the Rights Plan is until the termination of the Company’s 2004 annual shareholders meeting. Under the Rights Plan, one right was issued in respect of each share outstanding immediately following the implementation of the Plan of Arrangement. In addition, one right will be issued in respect of each new share issued thereafter. When exercisable, each right will permit the holder to purchase shares with a market value of 200 dollars on payment of 100 dollars.

Restricted Stock Unit Plan

Restricted stock units [RSU’s] are subject to vesting provisions, which may include, at the discretion of the Board of Directors, the achievement of performance criteria. RSU grants are settled by the delivery of shares to the participant or, at the participant’s option, the delivery of the cash equivalent market value of the shares based on the five trading day average of the closing price of the Common Shares on the Toronto Stock Exchange. If shares are to be delivered, the Company will have the option to deliver shares issued from treasury or shares purchased on the Toronto Stock Exchange by an independent administrator. The RSUP provides that the maximum number of shares deliverable to participants under the RSUP shall be 678,000 Shares. The maximum term for any RSU is three years. The outstanding RSU’s vest in three annual installments of 33.3% each. The resulting compensation expense recorded for the three months ended March 31, 2003 is $0.5 [2002 – nil].

The following is a continuity of RSUs outstanding for which Common Shares have been reserved:

Restricted Stock Units

March 31, 2003
Number Outstanding

Balance, December 31, 2002	585,500
Exercised during the three months ended March, 31, 2003	(66,500)

Balance, March 31, 2003	519,000

29.	FINANCIAL COMMITMENTS AND GUARANTEES

During the three months ended March 31, 2003, the Company entered into an agreement to purchase call centre services over the next three years for $4.1 in 2003, and $3.5 in each of 2004 and 2005.

30.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share have been calculated on the basis of income (loss) divided by the weighted average number of Common Shares and Class B Non-Voting Shares outstanding during the period after recapitalization [March 31, 2003 – 23,906,138; December 31, 2002 – 23,839,638]. Earnings (loss) per share for the three months ended March 31, 2002 have been calculated on the basis of income (loss) divided by the weighted average number of Pre-recapitalization Common Shares, Pre-recapitalization Class B Non-Voting Shares and Pre-recapitalization Class C Non-Voting Shares outstanding during the year. The Pre-recapitalization weighted average number of shares outstanding has been restated to give effect to the 1:20 stock consolidation which occurred April 15, 2002 [March 31, 2002 – 4,529,550]. Due to a loss for three months ended December 31, 2002 and for the three months ended March 31, 2002, no incremental shares from the potential exercise of stock options are included because the effect would be anti-dilutive.

31.	SEGMENTED INFORMATION

The Company is a facilities-based carrier of long distance, data and local telecommunications services. It offers different products or services to two market segments: (i) Residential customers and (ii) Business, including small, medium and large business and government customers. Substantially all of the Company’s assets are located in Canada, and revenues are derived from long distance, data and local telecommunications services provided in Canada. Assets, including the fibre optic cable network, are not segmented by business unit as assets are shared by all segments.

Customer Segments

	Residential	Business	Corporate and other	Total

Three months ended March 31, 2003
Long distance	33.6	92.6	—	126.2
Data	4.0	47.2	—	51.2
Local	16.0	8.8	—	24.8

Total revenues	53.6	148.6	—	202.2
Operating costs	(16.8)	(21.8)	(32.5)	(71.1)

	36.8	126.8	(32.5)	131.1

Carrier costs				(106.2)

Earnings before interest, taxes, depreciation and amortization and unusual items				24.9

	Residential	Business	Corporate and other	Total

Three months ended December 31, 2002
Long distance	34.8	87.5	—	122.3
Data	4.4	52.4	—	56.8
Local	15.5	7.8	—	23.3

Total revenues	54.7	147.7	—	202.4
Operating costs	(17.1)	(20.3)	(31.0)	(68.4)

	37.6	127.4	(31.0)	134.0

Carrier costs				(103.4)

Earnings before interest, taxes, depreciation and amortization and unusual items				30.6

	Residential	Business	Corporate and other	Total

Three months ended March 31, 2002 [Pre-recapitalization]
Long distance	34.8	95.9	—	130.7
Data	5.4	53.5	—	58.9
Local	8.5	3.7	—	12.2

Total revenues	48.7	153.1	—	201.8
Operating costs	(17.9)	(24.3)	(30.9)	(73.1)

	30.8	128.8	(30.9)	128.7

Carrier costs				(116.8)

Earnings before interest, taxes, depreciation and amortization and unusual items				11.9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Call-Net’s management is responsible for the preparation and presentation of the interim consolidated financial statements and Management’s Discussion and Analysis (MD&A). The MD&A has been prepared in accordance with the requirements of security regulators including Ontario Securities Rule 51-501 and Form 44-101F2.

The consolidated financial statements and information and analysis in the MD&A necessarily includes amounts and conclusions based on informed judgements and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information, management must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Certain statements in management’s discussion and analysis also constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of Call-Net, or industry results, to be materially different from any future results, performance or achievements of Call-Net, or industry results expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, demographic changes, regulation, major technology changes, timing of product introductions, competition, and the ability of Call-Net to attract and retain key employees.

The Board of Directors (Board) is responsible for reviewing and approving the financial information contained in the interim consolidated financial statements and the MD&A, as well as overseeing management’s responsibilities for the preparation and presentation of financial information. Other Board responsibilities include maintenance of appropriate internal controls, management and control of major risk areas and assessment of significant and related party transactions, if any. The Board delegates these responsibilities as appropriate to its Audit Committee that is comprised of outside directors.

The MD&A below explains trends in Call-Net’s financial condition and results of operations for the quarter ended March 31, 2003 compared with the operating results for the quarters ended March 31, 2002 and December 31, 2002. This discussion and analysis is intended to help shareholders and other readers understand the dynamics of Call-Net’s business and the key factors underlying its financial results. The following MD&A should be read in conjunction with the Interim Consolidated Financial Statements for March 31, 2003 and Audited Consolidated Financial Statements and MD&A for December 31, 2002.

NEW ACCOUNTING POLICIES

During the first quarter of 2003, Call-Net did not adopt any new accounting policies or make any changes to its existing accounting policies.

BUSINESS OVERVIEW

Call-Net, primarily through its wholly-owned subsidiary Sprint Canada Inc., is one of Canada’s leading national communications solutions companies offering data and network solutions, online services and local and long distance voice services across Canada. A full range of such services is offered to businesses, residential customers, governments and other telecommunications carriers. With headquarters in Toronto, Ontario, Call-Net operates in 13 locations across Canada, owns and operates an extensive transcontinental fibre network, and maintains network facilities in the United States and the United Kingdom. At March 31, 2003, Call-Net employed approximately 1,600 people based on full-time equivalency.

Based on 2002 annual revenue, Call-Net had an estimated 5.4%, 1.7% and 0.9% share of the $6.1 billion Canadian long distance market, $7.9 billion Canadian data market and $7.6 billion Canadian local access market, respectively. Approximately 28% of Call-Net’s revenue for 2002 was generated by data services, as compared to approximately 30% for fiscal 2001. Local services accounted for 9% of Call-Net’s revenues in 2002 compared to 3% in 2001. Local service revenue is expected to become a more important component of total revenue as Call-Net continues marketing its local services to consumers and small businesses in 2003. Long distance was still the dominant revenue source at 63% of total revenue for 2002, down from 67% in 2001.

Call-Net operates a Nortel voice network and a national Cisco IP network in Canada. At March 31, 2003, Call-Net was active in 134 co-locations in nine of Canada’s most populous urban regions. In Montreal, five of these co-locations were connected to Call-Net’s local switch by a metro area fibre network. By co-locating in 134 of the incumbent local exchange carriers’ (ILECs) switch centers, Call-Net can sell local access to an addressable consumer and business market estimated at 4.0 million and 2.6 million lines, respectively. Call-Net’s operational North American fibre network extends over 14,000 route kilometers (8,600 route miles). This network provides a significant North American geographic footprint connecting Canada’s largest markets while also reaching key U.S. markets. Call-Net also has connected its North American network with Europe through international gateway switches in New York City, London and a trans-Atlantic fibre indefeasible right of usage (IRU).

OPERATING RESULTS

Highlights

Call-Net’s first quarter financial performance was within the range of management’s expectations. Revenue at $202.2 million was relatively flat decreasing by $0.2 million from the previous quarter. Earnings before interest, taxes, depreciation and amortization (EBITDA) of $24.9 million decreased from $30.6 million in the fourth quarter. This $5.7 million decline is mainly attributable to the $5.7 million reduction in carrier costs booked in the fourth quarter but relating to prior quarters due to a retroactive Canadian Radio-television and Telecommunications Commission (CRTC) decision in December 2002. Operating expenses of $71.1 million increased by $2.7 million from fourth quarter, which were offset by savings in carrier costs of $2.9 million.

Call-Net’s first quarter net income of $8.1 million resulted in earnings per share of $0.34. The foreign exchange gain of $36.2 million recorded in the quarter, due to the appreciation of the Canadian dollar compared to U.S. dollar, contributed to the net income.

On January 14, 2003, the Company sold a customer call centre in Chatham, Ontario and the related capital assets having a net book value of $0.6 million. Total proceeds are $0.9 million of which $0.6 million was received in the first quarter. Expenses incurred on the transaction were $0.3 million resulting in no gain or loss. As part of the transaction, the Company entered into an agreement with the purchaser to buy call centre services over the next three years for $4.1 million in 2003 and $3.5 million in each of 2004 and 2005.

At March 31 2003, Call-Net had $126.3 million in cash, cash equivalents and short-term investments, an increase of $1.3 million from $125.0 million at December 31, 2002. This is the second sequential quarter that Call-Net is cash flow self-sufficient.

Quarterly Summary Information

Below is a summary of the quarterly financial information for the past nine quarters.

	Pre-Recapitalization

	2001				2002				2003

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1

	Restated(1)
	[in millions of Canadian dollars, except per share data]
Statement of Operations
Revenue	$263.1	$227.2	$223.0	$215.1	$201.8	$197.9	$198.6	$202.4	$202.2
EBITDA before unusual items	36.9	40.2	37.1	20.6	11.9	(9.7)	15.0	30.6	24.9
EBITDA after unusual items	36.9	32.2	(1,058.5)	20.6	11.9	(35.3)	112.6	30.6	24.9
Net income(loss)	(185.9)	17.8	(1,258.4)	(98.2)	(91.8)	(62.4)	29.1	(24.4)	8.1
Earnings(loss) per share, basic	(41.08)	3.93	(278.10)	(21.70)	(20.26)	(2.62)	1.22	(1.02)	0.34
Earnings(loss) per share, diluted	(41.08)	3.93	(278.10)	(21.70)	(20.26)	(2.62)	1.22	(1.02)	0.34

(2)	Effective January 1, 2002, Call-Net changed its method of accounting for foreign currency translations as required by The Canadian Institute of Chartered Accountants’ Section 1650, ‘Foreign Currency Translations’. The most important change for Call-Net is the elimination of the requirement to defer and amortize foreign exchange gains and losses on long-term monetary items over the remaining lives of such items. All exchange gains and losses are to be included in the operations of the period. The prior year figures have been restated to conform to the retroactive application of this change in policy.

Revenue trends by product are shown for the past nine quarters in the table below.

	1Q 01	2Q 01	3Q 01	4Q 01	2001	1Q 02	2Q 02	3Q 02	4Q 02	2002	1Q 03

Long distance	185.8	154.1	148.3	136.3	624.5	130.7	125.5	125.1	122.3	503.6	126.2
Sequential change	(16.3%)	(17.1%)	(3.8%)	(8.1%)	(33.4%)	(4.1%)	(4.0%)	(0.3%)	(2.2%)	(19.4%)	3.2%
Data	72.7	68.1	67.8	69.1	277.7	58.9	56.6	53.0	56.8	225.3	51.2
Sequential change	(3.1%)	(6.3%)	(0.4%)	1.9%	(5.4%)	(14.8%)	(3.9%)	(6.4%)	7.2%	(18.9%)	(9.9%)
Local	4.6	5.0	6.9	9.7	26.2	12.2	15.8	20.5	23.3	71.8	24.8
Sequential change	4.5%	8.7%	38.0%	40.6%	35.1%	25.8%	29.5%	29.7%	13.7%	174.0%	6.4%

Total revenue	263.1	227.2	223.0	215.1	928.4	201.8	197.9	198.6	202.4	800.7	202.2

Sequential change	(12.7%)	(13.6%)	(1.8%)	(3.5%)	(25.7%)	(6.2%)	(1.9%)	0.4%	1.9%	(13.8%)	(0.1)%

Factors affecting revenue, gross margin and operating costs are discussed in detail below.

Revenue

For the quarter ended March 31, 2003, Call-Net’s revenue was $202.2 million compared to $201.8 million for the same period in 2002, an increase of $0.4 million or 0.2%. Call-Net’s revenue in the first quarter decreased by $0.2 million or 0.1% compared to revenue of $202.4 million in the immediately preceding quarter.

Revenue is analyzed by business segment and product category in the table below.

						Variance from
	Three Months Ended			Variance from Prior Year		Preceding Quarter

($ Millions)	March 31, 2003	March 31, 2002	Dec 31, 2002	$	%	$	%

Business
Long distance	92.6	95.9	87.5	(3.3)	(3.4)%	5.1	5.8%
Data	47.2	53.5	52.4	(6.3)	(11.8)%	(5.2)	(9.9)%
Local	8.8	3.7	7.8	5.1	137.8%	1.0	12.8%

Business total	148.6	153.1	147.7	(4.5)	(2.9)%	0.9	0.6%

Residential
Long distance	33.6	34.8	34.8	(1.2)	(3.4)%	(1.2)	(3.4)%
Data	4.0	5.4	4.4	(1.4)	(25.9)%	(0.4)	(9.1)%
Local	16.0	8.5	15.5	7.5	88.2%	0.5	3.2%

Residential total	53.6	48.7	54.7	4.9	10.1%	(1.1)	(2.0)%

Total	202.2	201.8	202.4	0.4	0.2%	(0.2)	(0.1)%

Variance from Prior Year’s First Quarter

Revenue in the first quarter of $202.2 million increased by $0.4 million, or 0.2%, compared to the first quarter of 2002.

Business revenue declined by $4.5 million compared to the prior year’s first quarter. A decrease in business long distance and data revenue of $3.3 million and $6.3 million respectively was partially offset by a $5.1 million increase in local revenue. The $3.3 million decline in long distance revenue was primarily the result of a 16.5% decrease in average revenue per minute (ARPM) since last year, which lowered revenue by $18.1 million year over year. This price decline was largely offset by 14.6% higher long distance volume that contributed $14.8 million of additional long distance revenue. Business data customers lost to bankruptcy or migration onto their own networks, as well as pricing pressure, accounted for most of the $6.3 million data revenue decline. An increase of approximately 32,500 business local lines since last year to 52,700 lines at March 31, 2003, accounted for the $5.1 million improvement in local revenue.

Residential revenue increased by $4.9 million compared to the prior year’s first quarter, as higher local revenue more than offset lower long distance and data revenue. Long distance revenue declined $1.2 million primarily due to the 41,700 decline in residential long distance customers in the past twelve months from 464,600 to 422,900 customers. Modestly higher residential ARPM, caused by a mix change in minutes to more international long distance traffic and a new consumer service access fee, partially offset the customer count decline. Residential data revenue fell $1.4 million as the number of dial-up customers declined by 17,200 from 85,700 at March 31, 2002 to 68,500 at March 31, 2003 - primarily as a result of customers switching to high-speed offerings. However, an increase of approximately 62,600 local residential lines, from 73,200 lines twelve months ago to over 135,800 lines at March 31, 2003, increased residential local revenue by $7.5 million.

Variance from Preceding Quarter

Revenue this quarter was down $0.2 million or 0.1% from the $202.4 million revenue in the fourth quarter of 2002.

Business revenue increased $0.9 million or 0.6% as $5.1 and $1.0 million increases in long distance and local revenues, respectively, were only partially offset by a $5.2 million decrease in data revenue. The increase in long distance was mainly due to higher minute volumes and the increase in local revenues was due to the increase in local lines. The data revenue decreased relative to the prior quarter mainly due to the one-time data revenues booked in fourth quarter of 2002. Call-Net intends to continue pursuing local and on-net data business with the expectation that the growth in these revenue sources should help it keep pace with the anticipated revenue decline from continued pricing pressure on long distance.

Residential revenue decreased by $1.1 million, which resulted from $1.2 million and $0.4 million, decreases in long distance and data revenues respectively and was only partially offset by the $0.5 million increase in local revenues. An increase in the monthly system access fee in March increased residential long distance revenue by $0.6 million for the quarter that represents impact for one month. This increase was more than offset by the decrease in volumes due to customer churn. Data revenue continues to decrease due to customer churn. Local revenues increased by $0.5 million due to an increase of 2,600 net local lines. Call-Net has introduced some new long distance programs in early April to help reduce the churn and obtain new customers.

Carrier Charges and Gross Profit

Call-Net’s gross profit has increased $11.0 million or 12.9% in the first of quarter 2003 compared to the same quarter in 2002. The gross profit as a percentage of revenue went from 42.1% in the first quarter of 2002 to 47.5% in the first quarter of 2003. There are a variety of factors that have contributed to this result: CRTC price cap decisions in 2002, implementation of system access fee for residential customers, increase in proportion of on-net revenues, decrease in local installation fees due to less local customer acquisition, network optimization and supplier contract renegotiations offset by pricing pressures and customer churn.

In the first quarter, Call-Net’s gross profit of $96.0 million declined $3.0 million or 3.0% from the previous quarter. Gross profit as a percentage of revenue declined from 48.9% in the fourth quarter of 2002 to 47.5% in the first quarter of 2003. The decline was mainly due to recording retroactive credits of $5.7 million in the fourth quarter relating to the December 2002 CRTC decision setting interim pricing retroactive to May 31, 2002 on certain digital network access (DNA) services that Call-Net buys from the ILECs. Offsetting the decrease in the first quarter are cost savings achieved from contract renegotiations and network optimization.

Excluding this $5.7 million prior period amount, Call-Net’s carrier charges for the fourth quarter 2002 would have been $109.1 million resulting in a 46.1% gross profit therefore showing improvement of 1.4% over the prior quarter.

In the first quarter there was an estimated $4.2 million refund recorded for DNA services provided by the ILECs and subject to the December 2002 CRTC decision. The $10.0 million refund recorded in fourth quarter 2002 relating to May 31 to December 31, 2002 remains on the books since the amounts have not been settled. The time taken to settle and the uncertainty surrounding the refund amounts arise due to the complexities and interpretations required in determining what is covered by the DNA decision and the calculations involved. We expect the amounts will be finalized and settled within the next few quarters.

For the remainder of 2003, Call-Net expects its gross profit will remain under some pressure as a result of continued competitive pricing activity, as well as its continued transition towards a bundled local, long distance and data services offering. Call-Net’s objective continues to be to maintain an average gross profit of between 44% and 46% in 2003.

Operating costs decreased by $2.0 million to $71.1 million in the first quarter of 2003, from $73.1 million in the first quarter of 2002. The decrease is mainly due to a $4.9 million reduction in people cost as the number of full-time equivalent employees has decreased from 2,200 at March 31, 2002 to 1,600 at March 31, 2003. The other item contributing to the decrease is lower capital taxes of $3.2 million in this quarter compared to the same quarter last year when an expense was recorded associated with a provincial capital tax reassessment received for previous taxation years. These decreases are offset by the new $4.9 million royalty payment to Sprint Communications Company L.P. (Sprint) and higher service costs of $1.2 million mainly due to new outsourcing relationships entered into during the year.

Quarter over quarter, operating costs have increased $2.7 million from $68.4 million in fourth quarter 2002 mainly due to increased marketing expenses of $1.8 million and accruals for on plan performance bonuses of $2.9 million offset by reduced bad debt expense of $1.3 million and lower capital taxes booked of $0.7 million.

Call-Net expects operating expenses will increase modestly in the second quarter as the costs associated with sales and marketing will increase slightly to launch new programs. Call-Net expects its operating expenses, as a percentage of revenue will stay between 35% and 37% of revenue.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

Earnings before interest, taxes, depreciation and amortization is a financial metric used by many investors to compare companies in the telecommunications industry on the basis of operating results and the ability to incur and service debt. The disclosure of EBITDA is not intended to replace, but only augment, the discussion of financial results from operations or cash flow. Readers are cautioned that EBITDA as calculated by Call-Net may not be comparable to similarly titled amounts reported by other companies.

Call-Net’s EBITDA was $24.9 million compared to EBITDA of $30.6 million in the previous quarter and EBITDA of $11.9 million in the first quarter of 2002. The $5.7 million sequential decrease from the fourth quarter of 2002 related primarily to the $5.7 million retroactive carrier cost credit booked in the fourth quarter. The increase in the operating expenses and the decrease in revenues were offset by carrier cost savings.

The year over year $13.0 million EBITDA improvement is related to an $11.0 million improvement in gross profit for reasons discussed above as well as a $2.0 million improvement in operating costs also discussed above.

Depreciation and Amortization

Depreciation and amortization decreased to $40.1 million this quarter from $41.1 million in the fourth quarter of 2002 and $41.8 million from first quarter 2002. The decline is due to the limited capital expenditures that have been made in the past few quarters.

Depreciation is expected to decline in the future as Call-Net intend to limit its capital expenditures to the amount necessary to maintain its current network and infrastructure until the telecom market or regulatory environment improves.

Interest on Long-Term Debt

In the first quarter of 2003, interest on long-term debt was $12.1 million compared to $60.3 million in the same period of 2002. This $48.2 million decrease is the result of the Plan of Arrangement reducing Call-Net’s long-term debt by more than $2.0 billion effective April 10, 2002 and the purchase for cancellation of U.S.$77.5 million of senior secured notes late in the third quarter of 2002.

Interest on long-term debt decreased by $0.7 million from the prior quarter due to favourable change in U.S./Canadian foreign exchange rate.

Interest and Other Income (Expense)

Call-Net’s interest and other income (expense) of $0.4 million expense for the first quarter improved from $0.8 million expense in first quarter of 2002 and the $1.6 million expense in the fourth quarter mainly due to less interest and service charges.

Foreign Exchange Gain (Loss)

Call-Net’s foreign exchange gain for the first quarter was $36.2 million resulting from a 7.5% appreciation in the quarter of the Canadian dollar against the U.S. dollar decreased the Canadian dollar equivalent of the Company’s unhedged U.S.$299.5 million long-term debt outstanding at March 31.

Call-Net currently does not intend to hedge any portion of its U.S.$299.5 million senior secured notes. Consequently it will continue to be at risk in respect of currency fluctuations.

Income Taxes Benefit (Expense)

Income taxes expense of $0.4 million this quarter compared unfavourably to the $1.0 million benefit in the first quarter of 2002 and favourably to the $1.7 million expense in the fourth quarter of 2002. The $1.4 million variance year over year was primarily due to the adjustment in the value of the future tax liability to nil as part of the comprehensive revaluation of assets and liabilities as at April 1, 2002. The quarter over quarter favourable variance results from additional large corporation tax liabilities booked at the 2002 year-end.

Net Income (Loss)

Call-Net’s net income in the first quarter was $8.1 million compared to net loss of $91.8 million in the first quarter of 2002. The major factors accounting for the year over year improvement were a $48.2 million decline in interest expense, a $38.0 million increase in the foreign exchange gain, and a $13.0 million increase in EBITDA.

Quarter over quarter the net income improved by $32.5 million from the previous quarter’s net loss of $24.4 million mainly as a result of the increase in the foreign exchange gain of $34.0 million.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2003, Call-Net’s current assets were $219.0 million and its current liabilities were $147.6 million. During the first quarter of 2003, net working capital was $71.4 million compared to $59.3 million at December 31, 2002.

Cash, cash equivalents and short-term investments at March 31, 2003 totaled $126.3 million compared to $293.8 million at March 31, 2002. At March 31, 2003, these funds were invested in liquid Canadian dollar denominated securities maturing in no more than one year and having one of the two highest ratings obtainable from either the Standard and Poor’s Rating Group or the Moody’s Investors Service, Inc.

This $126.3 million of liquid assets comprise substantially all of Call-Net’s liquidity and a significant portion of its capital resources. As Call-Net currently expects to remain cash flow self-sufficient in 2003, Call-Net believes its current liquid assets and projected future cash flow from operations are sufficient to finance its current business plan.

With the exception of cash collateralized letters of credit of approximately $0.2 million, Call-Net had no operational bank lines at March 31, 2003.

At March 31, 2003, Call-Net had $440.1 million of long-term debt outstanding and shareholders’ equity of $256.7 million. Call-Net’s long-term debt to total capitalization ratio was 0.63.

Call-Net is not required to repay any of its 10.625% senior secured notes until December 31, 2008. The senior secured notes do not contain any financial covenants often contained in debt indentures, the failure or which would accelerate the maturity date on the debt.

Call-Net’s current business plan is not dependent on it raising any external financing in the foreseeable future.

CASH FLOW

In the first quarter of 2003, Call-Net continued to meet its goal of cash flow self-sufficiency. Call-Net’s cash and cash equivalents increased $46.4 million while short-term investments decreased $45.1 million, for a net increase of $1.3 million in liquid financial resources in the quarter.

Cash Flow from Operating Activities

In the first quarter of 2003, Call-Net’s operating activities, before changes in non-cash working capital, provided $15.8 million of cash compared to using $15.1 million of cash in the first quarter of 2002. This $30.9 million improvement is due to the improvement of the operating results discussed above and the reduced interest expense due to the lower outstanding debt in the first quarter of 2003.

Non-cash working capital changes used $8.4 million of cash in the first quarter of 2003 compared to the $8.3 million used in the first quarter of 2002. The change in working capital in the first quarter was mainly the payment of year-end accruals such as bonuses and payments to vendors.

Call-Net expects cash flow from operating activities will be positive for the remainder of the year.

Cash Flow from Investing Activities

Investment activities in the first quarter provided $39.7 million of cash compared to providing $198.6 million in the first quarter of 2002. However, after adjusting for short-term investment activities, Call-Net used $5.4 million for long-term investment activities in the first quarter of 2003 and $18.6 million in the first quarter of 2002. The investment activity in the first quarter related primarily to systems improvements to provide efficiencies or to accommodate customers. During the first quarter of 2003, the Company realized proceeds of $2.9 million from the disposal of a call center and capital assets and some rights.

For 2003, Call-Net expects to invest approximately $40 to $50 million in capital assets. This investment program will be targeted towards maintaining current operations, growing existing product platforms as well as cost savings and service improvement initiatives.

Cash Flow from Financing Activities

Financing activities in the first quarter used $0.7 million of cash compared to $0.1 million in the first quarter of 2002, which is all related to right-of-ways.

Call-Net will continue to evaluate on an ongoing basis the most effective use of its capital and may make market purchases of senior secured notes in the future depending upon market opportunities, capital requirements and its liquidity needs.

FINANCIAL POSITION

Total assets at March 31, 2003 were $882.3 million compared to $919.8 million at December 31, 2002. The following discussion describes the significant changes in the balance sheet since December 31, 2002.

Total current assets at March 31, 2003 of $219.0 million is comparable to the $218.7 million balance at December 31, 2002. None of the components within current assets changed significantly.

Capital assets decreased $30.2 million to $569.8 million at March 31, 2003 from year-end mainly due to depreciation of $34.0 million being higher than capital additions of $8.3 million during the quarter.

Accounts payable and accrued liabilities decreased $11.8 million to $147.6 million at end of the first quarter due to payment of accrued items at year-end such as employee bonuses and trade payables offset by long-term debt interest of $11.7 million accrued during the quarter.

Long-term liabilities decreased by $33.8 million to $478.0 million due to the application of the more favourable U.S./Canada foreign exchange rate to the U.S.$299.5 million long-term debt.

FUTURE OUTLOOK

For the first quarter of 2003, Call-Net continued on its plan to conservatively invest in its ‘on-net’ strategy. The planned capital expenditures of approximately $40 to $50 million for 2003 will be focused on supporting growth on our existing product platforms, in lowering our cost structure and in enhancing our ability to provision and service our customer base. Call-Net may, depending on cash flow, also consider modestly expanding its co-location footprint, most likely around the urban centres in which it has already established local service. In aggregate, however, Call-Net currently expects the capital expenditure program will be financed primarily out of cash flow, though expenditures could accelerate in the right market conditions. In addition, modest investments in IP services and value added contact centre solutions will continue to support the focussed strategy for enterprise customers.

In the business segment, Call-Net will continue to invest in expanding its presence in the small and medium-sized general business markets by offering a bundled offering of local, long distance and data that leverages the on-net co-locations. With the recent failure of many startup CLECs, Call-Net views these as under serviced markets with significant opportunity for its bundled offerings. Call-Net also intends to continue its focus on specific market segments within the medium and large enterprise customers. In particular, Call-Net is positioned to leverage the long-term relationship with Sprint to grow marketshare with North American based Multi-national Corporations (MNCs) who are looking for consistency in service offerings, technology evolution, and account management. Contact centres are another area of focus where Call-Net has developed significant momentum and expertise including value-added managed services through the ownership stake in Time iCR Inc. Finally, Call-Net is deploying IP solutions based on Sprint technology that will bring disruptive new technology options to domestic Canadian data customers to move them from legacy data network into the world of IP networking.

In the residential segment, Call-Net will continue to advertise its local service to consumers in its core urban centres. Call-Net also intends to partner with other companies to enhance the economics of acquiring and retaining local and long distance customers. Its goal is to acquire over 30% more new local bundled residential customers this year, in Canada’s largest urban markets. Call-Net’s key to success in the residential market relates to its ability to economically acquire and retain bundled local customers. In 2003, Call-Net intends to introduce targeted price increases, promotion to existing and prospective customers, as well as new simplified invoice statement also delivering one to one marketing messages, and secure even more sales and service activities through our enhanced IVR and WEB platforms.

Residential local customer churn driven by ILEC winback activities continue to be one of Call-Net’s major challenges. In the first quarter, the CRTC continued to strengthen measures to ensure that the ILECs comply with competitive safeguards in the market. In January, the Commission prohibited the ILECs from engaging in further promotional activities in the business and residential local service market. The Commission then initiated a proceeding to establish rules for ILEC promotional activities. In April, the Commission announced that it would undertake criminal prosecution against the ILECs when necessary, where there has been a violation of the Commission’s rules and the Telecommunications Act. The Commission also announced that by June 2003, it would begin sending inspectors randomly to examine the ILECs’ business records to ensure that the ILECs are not engaging in anti-competitive behaviour.

In the first quarter, Call-Net continued to aggressively pursue regulatory relief before the CRTC to ensure a fair and sustainable competitive playing field. In January, Call-Net filed an Application with the Commission requesting that the Commission prohibit the ILECs from denying ADSL services to customers who choose Call-Net for local services. Call-Net has also made a series of submissions to the CRTC regarding the ILECs non-compliance with the CRTC’s bundling and affiliate rules.

In conclusion, Call-Net intends to continue to fund its 2003 investment in its revenue growth initiatives out of internal cash flow. Consequently, neither revenue nor operating profits are expected to grow dramatically from current levels. Call-Net will maintain its cash resources to have them available for the opportunities that may arise.